UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), pursuant to the provisions of the Spanish Securities Market Act, proceeds by means of the present document to notify the following:

RELEVANT EVENT

BBVA has today entered into an agreement for:

I.	The acquisition from Dogus Holding A.S., Ferit Faik Şahenk, Dianne Şahenk and Defne Şahenk (together, the “Sellers) of 62,538,000,000 shares of Turkiye Garanti Bankasi, A.S. (“Garanti Bank”) amounting to approximately 14.89% of the total issued share capital of Garanti Bank (the “Acquisition” and the “Shares”, respectively), at a maximum total consideration of 8.90 Turkish Liras per share[1] (amounting to approximately a total maximum amount of 5,566 MM Turkish Liras and 1,988 MM Euros2). The referred consideration is divided as follows:

(i)	A price of 8.79 Turkish Liras per share (which applied to all the Shares amounts to approximately 5,497 MM Turkish Liras and 1,963 MM Euros); and

(ii)	The right granted to the Sellers to receive the dividend corresponding to the Shares in relation to the financial year 2014 (the “Dividend”) with a maximum limit of 0.11 Turkish Liras per share (which amounts to approximately 69 MM Turkish Liras and 25 MM Euros).

If on the payment date of the Dividend, the Sellers are still the owners of the Shares, the Sellers will receive the amount of the Dividend. The purchase price will be reduced, if applicable, in the amount of any excess over the abovementioned limit.

On the contrary, if on the payment date of the Dividend, the Sellers are no longer the owners of the Shares (due to their sale to BBVA), BBVA shall pay the Sellers the amount it received (net of all taxes applicable to BBVA in Turkey) for the Dividend corresponding to the Shares. If the amount of the Dividend exceeds the abovementioned limit, BBVA will only pay to the Sellers the net amount of the referred maximum limit.

Upon completion of the Acquisition, the shareholding structure of Garanti Bank (assuming no share capital increases) will be as follows:

Shareholders’ stakes
BBVA	39.9000%
Dogus	10.0002%
Rest	50.0998%

Total	100%

[1]	The shares of Garanti Bank are listed in batches of 100 shares. Thus, the prices per share included herein refer to prices per batch of 100 shares each.
[2]	The exchange rate used in this document is: TL/EUR.= 2.7995, which is the closing exchange rate as of November 13, 2014.

Garanti Bank is the second largest private bank in Turkey. The Garanti group has consolidated assets amounting to approximately 85,000 MM Euros as of September 30, 2014, more than 22,000 employees and a commercial network with almost 1,000 branches and more than 4,000 cash dispensers. The Garanti group provides financial services to more than 13 million clients in the retail, small and medium entities and large corporations’ market segments. By means of its subsidiaries, the Garanti group also carries out activities in the following business areas: credit cards and other payment systems, leasing, factoring, brokerage, asset management and pension funds. Garanti Bank is the largest financial entity in Turkey in terms of market share in the following sectors: consumer loans, mortgages, auto finance and credit cards.

Garanti Bank is a company listed on the Istanbul Stock Exchange with a market capitalization of the equivalent to approximately 13,300 MM Euros as of close of business on November 18, 2014.

II.	The signing of an agreement that amends and restates (the “Amended and Restated SHA”) the shareholders’ agreement currently in force with Dogus Holding A.S., Dogus Nakliyat ve Ticaret A.S. and Dogus Arastirma Gelistirme ve Musavirlik Hizmetleri A.S. (jointly, “Dogus”) for the management of Garanti Bank which will come into force upon completion of the Acquisition. The main features of the Amended and Restated SHA are as follows (which essentially replicate the provisions set forth in the shareholders’ agreement in force at present for an scenario in which BBVA acquired the Shares from Dogus):

1)	Corporate Governance:

•	Board of Directors: The composition of the Board will be determined in proportion to the shareholding that Dogus retains in Garanti Bank as described below:

Dogus’ Shares	Board Composition	Number of Directors on the Board of Garanti Bank
Where Dogus owns in excess of 9.95% of the shares	7 of the Directors to be elected will be BBVA designees 2 of the Directors to be elected will be Dogus designees 1 independent Director shall be jointly designated by the parties	10

Where Dogus owns 9.95% of the shares	8 of the Directors to be elected will be BBVA designees 1 of the Directors to be elected will be Dogus designee 1 independent Director shall be jointly designated by the parties	10

Where Dogus owns less than 9.95% of the shares	All of the Directors to be elected will be designated by BBVA	BBVA may determine the number of Directors on the Board of Directors

•	The CEO and the Chairman of the Board of Directors will be determined by BBVA.

•	The meeting and decision quorum for the approval of decisions at Board level will be 6 Directors.

•	Reserved matters: According to the level of shareholding maintained by Dogus in Garanti Bank, the Amended and Restated SHA provides for a list of reserved matters which shall be implemented or approved (either at a meeting of the shareholders or of the Board) with each party’s consent.

For so long as Dogus owns shares representing over 9.95% of the share capital of Garanti Bank, Dogus’ consent shall be necessary to approve any decisions in connection with the following reserved matters:

(a)	Decisions that adversely affect the voting rights or other rights attached to Dogus’ shares in Garanti Bank;

(b)	Amendments to the constitutional documents of Garanti Bank or any of its material subsidiaries that conflict with the rights of Dogus as holder of 9.95% or more of the share capital of Garanti Bank;

(c)	Liquidation or entering into insolvency proceedings in relation to Garanti Bank or any of its material subsidiaries;

(d)	Granting of rights to any person that restricts the pre-emptive rights of Dogus in respect of share capital increases; and

(e)	The disposal or discontinuance of, or material changes to, any line of business or business entity within the group that has a value in excess of 25% of the Garanti Bank group’s total net assets, in one financial year.

Once Dogus owns Garanti shares representing equal to or under 9.95% of the share capital of Garanti Bank, Dogus’ only rights as shareholder shall be those granted to it under Turkish law or under the by-laws of Garanti Bank.

2)	Share Transfers / Adherence to the Amended and Restated SHA

•	Lock up period: Dogus will not be allowed to sell its shares to a third party during the first three years following completion of the Acquisition.

However, in the event that BBVA sells any of its shares in Garanti Bank to a third party before the expiry of the Dogus’ lock-up period, Dogus shall be entitled to sell a percentage of its shares equivalent to the proportion of the shares sold by BBVA considering the total amount of shares owned by BBVA in Garanti Bank.

•	Right of first offer: If, in the case of Dogus, upon the expiry of the lock up period, or, in the case of BBVA, at any time, one of the parties wishes to sell all or part of its shares to a third party, then the other party will be entitled to a right of first offer over such shares, provided that such party holds at least 10% of Garanti Bank’s share capital. The right of first offer will cease to apply if the selling shareholder owns 50% or more of Garanti Bank’s share capital. The parties are obliged to respect each other’s right of first offer even when they intend to sell the shares through a public offering or a private placement.

•	Tag Along Right: If a party sells its shares in Garanti Bank to a third party, the other party can force the selling party to procure that the third party purchaser purchases the non-selling party’s shares too, on the same terms on which the selling party’s shares are sold.

•	Adherence to the Amended and Restated SHA: If, in the case of Dogus, upon the expiry of the lock up period, or, in the case of BBVA, at any time, one of the parties sells all or a part of the shares it owns to a third party, it is obliged to procure that such third party adheres to and becomes bound by the provisions of the Amended and Restated SHA subject to certain limited exceptions.

Regulatory consents: Completion of the Acquisition and the entry into force of the Amended and Restated SHA, will be conditional on the obtaining of all necessary regulatory consents from the relevant Turkish, Spanish, European Union and, if applicable, other jurisdictions’ regulatory authorities.

Accounting implications: In accordance with the applicable accounting rules and as a consequence of the implementation of the Amended and Restated SHA, the BBVA Group shall value its current stake in Garanti Bank (which is classified at present as a joint venture accounted for using the equity method) at fair value and shall fully consolidate Garanti Bank in the consolidated financial statements of the BBVA Group as from the date of the actual acquisition of control foreseen during 2015, subject to obtaining the abovementioned regulatory consents. The estimated one-off impact in the attributable profit of the consolidated financial statements of the Group will be approximately 1,500 MM Euros3, basically being affected by the exchange differences due to the depreciation of the TL against euro since initial acquisition. These exchange differences are already registered as Other Comprehensive Income deducting the stock shareholder’s equity of the BBVA Group. Such accounting impact does not translate into any additional cash outflow from BBVA. The Acquisition will have an estimated impact on Common Equity Tier 1 (fully loaded) of approximately 1,900 MM Euros, that is, approximately 48 basis points.

[3]	This impact is calculated (i) with the figures of Garanti Bank and BBVA included in the consolidated financial statements of both groups as of September 30, 2014 and (ii) the exchange rate: TL/EUR.= 2.7995, which is the closing exchange rate as of November 13, 2014. The final impact shall be calculated on the date of the actual transfer of the Shares and may vary for reasons such as the evolution of the exchange rate TL/EUR, the results generated by the Garanti group, etc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

By: /s/	Jaime Saenz de Tejada
Name:	Jaime Saenz de Tejada
Title:	Chief Financial Officer

Date: November 19, 2014